Exhibit (h)(12)

SCHEDULE A

TO ACCESS ONE TRUST AMENDED EXPENSE LIMITATION AGREEMENT

PUBLIC FUNDS

Effective February 28, 2009 – February 28, 2010

	Expense Limit
Fund Name	Investor Class	Service Class	Class A
Access Flex High Yield Fund	1.95%	2.95%	2.20%
Access Flex Bear High Yield Fund	1.95%	2.95%	2.20%